[ SEMTECH CORPORATION LOGO ]

Semtech Corporation

200 Flynn Road

Camarillo, CA 93012-8790

March 20, 2014

Via EDGAR

Mr. Russell Mancuso

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Semtech Corporation

Form 10-K for Fiscal Year Ended January 27, 2013

Filed March 28, 2013

Form 10-Q for Fiscal Quarter Ended October 27, 2013

Filed December 6, 2013

Response dated January 22, 2014

Response dated February 20, 2014

File No. 001-06395

Dear Mr. Mancuso:

On behalf of Semtech Corporation (the “Company”), I submit this letter to supplement and clarify the Company’s  responses to certain comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letters dated December 21, 2014 and February 6, 2014, relating to the Company’s above referenced filings.  The Company’s responses to the Comments are set forth below.  For the convenience of the Staff, we have restated in italics each Comment.

SEC Comment Letter dated December 21, 2013

Form 10-K for the Fiscal Year Ended January 27, 2013

Notes to Consolidated Financial Statements, page 49

Note 1.  Organization and Basis of Presentation, page 49

— Segment Information, page 49

5.              We note you have concluded you have one reportable segment that results from the aggregation of five operating segments. Please provide us with a detailed analysis supporting your conclusion that aggregation of the five operating segments is appropriate. Specifically, provide us with your quantitative analysis of whether the operating segments have similar economic characteristics. Refer to FASB ASC 280-10-50-11.

The Company’s letter to Staff dated December 21, 2013 described the basis on which the Company has concluded that the aggregation of its five operating segments was appropriate based on both the qualitative and quantitative requirements of ASC 280-10-50-11. The Company’s letter further acknowledged that in fiscal year 2013, the Power and High-Reliability group’s gross margins were outside of the range which is expected of each of the Company’s operating segments.  In future filings, the Company will enhance disclosures regarding key performance drivers in its Management Discussion & Analysis of results.  Specifically, in its forthcoming Form 10-K for its fiscal year ended January 26, 2014, the Company anticipates including  language substantially similar to the following with respect to its Power and High-Reliability product group:

“We operate our business in one enterprise-wide reportable segment.  All of our operating segments exhibit similar economic characteristics and we manage our business to a targeted gross margin range which all of our product lines are expected to meet. During fiscal years 2014, 2013 and 2012 the gross margin of our Power Management and High-Reliability group did not fall within our targeted range as that business was negatively impacted by lower sales volumes and an unfavorable product mix.  The lower sales volumes are the result of the group’s strategic transition away from certain markets (i.e., the personal computer market) that are characterized by non-differentiated offerings in sectors that are highly competitive.  Specifically, this group is transitioning its product offerings to better support its current target markets, which include high-end consumer and medical, space, industrial and automotive applications that have historically enjoyed higher gross margins.  We are starting to see traction in this endeavor as supported by the pace of new product introductions and customer design win communications.  As a result of the lower volumes currently being experienced by this group, its gross margin has been impacted more than our other product groups by lower overhead absorption and fixed costs.  Additionally, in order to support existing customers while developing new cost-efficient products that can be sold at competitive prices, the Power Management and High-Reliability group has sold certain products at lower margins.”

SEC Comment Letter dated February 6, 2014

Form 10-Q for Fiscal Quarter Ended October 27, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

2.              Please tell us whether you are aware of any margin trends within your product classes that you reasonably expect will have a material impact on your results.  If so, please tell us where your periodic reports address these trends per Regulation S-K Item 303.

In its letter of February 20, 2014, the Company advised the Staff that at the time it filed its Form 10-Q for the period ended October 27, 2013, it was not aware of any margin trends within its product classes that were reasonably expected to have a material impact on its results.  Further, the Company stated that after filing its Form 10-Q for the period ended October 27, 2013, the Company became aware of significant market changes tied to the decision of a customer, disclosed in our filings as a key customer, to transition to an internal solution, resulting in a strategic reassessment of the Company’s product classes.  Two reports on Form 8-K were subsequently filed (on December 18, 2013 and January 27, 2014) describing actions taken as a result of this strategic reassessment.

To supplement and clarify the Company’s response of February 20, 2014, the Company wishes to provide additional information regarding the timing and basis for its strategic reassessment.

After filing its Form 10-Q for the period ended October 27, 2013, the Company became aware of changes tied to the decision of a historically important customer, disclosed in our filings as a key customer, to utilize an internal ASIC (application specific integrated circuit) solution versus the Company’s standard products.  This decision by our key customer to utilize an internal ASIC solution was accelerated by continued delays in the release of capital investment tenders, primarily within China, which also provided other potential customers of the Company with additional time to develop their internal solutions.  While some of these potential customers had indicated an interest in transitioning to an internal ASIC solution, it was our key customer’s decision to do so that prompted the Company’s strategic reassessment and resulting restructuring.

Upon completing the reassessment of its strategic positioning in January 2014, the Company decided to reduce the level of investments that it is making in the long-haul optical market.  The results of the restructuring will be disclosed in our future filings with respect to the affected periods.

The Company acknowledges that with respect to its filings with the Commission:

•                       the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                       the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (805) 480-2191 if you have any further questions or comments.

Sincerely,

/s/ Emeka N. Chukwu

Emeka N. Chukwu
Executive Vice President and
Chief Financial Officer
Semtech Corporation